FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                              For News Releases of:

                               July 29, 2002;
                                 Additional items (not included in July 29, 2002 news release):
                                 Consolidated Statement of Changes in
                                 Shareholder Equity;
                                 Management Discussion & Analysis
                               July  8, 2002;
                               June 20, 2002;
                               June  3, 2002


                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)


                 15th Floor, China Merchants Tower, Shun Tak Centre
                      168-200 Connaught Road Central, Hong Kong



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
  Q2 Net Income $5.3 Million vs. $4.0 Million Loss, EBITDA per Share $0.79 vs.
                                 Loss of $0.04


VANCOUVER, CANADA July 29, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) announced unaudited results for the second quarter ended June 30, 2002. Net sales of $52.3 million for the second quarter of 2002 was down 6.4% compared to net sales of $55.9 million for the second quarter of 2001. Gross profit for the second quarter of 2002 was $11.9 million, an increase of 307.2% compared to gross profit of $2.9 million for the second quarter of 2001. Operating income for the second quarter of 2002 was $7.0 million ($0.65 per share) compared to operating loss of $4.0 million ($0.39 per share) in the second quarter of 2001. Net income for the second quarter of 2002 was $5.3 million, compared to a net loss of $4.0 million in the second quarter of 2001. Basic and diluted earnings per share for the second quarter of 2002 were $0.51 and $0.50 compared to a loss per share of $0.39 in the second quarter of 2001.

Net sales for the six months ended June 30, 2002 was down by 3.6% to $103.5 million from $107.4 million for the six months of 2001. Gross profit for the first six months of 2002 was $19.7 million, an increase of 115.8% compared to gross profit of $9.1 million for the first six months of 2001. Operating income for the first six months of 2002 was $10.1 million ($0.96 per share) compared to operating loss of $4.3 million ($0.42 per share) for the first six months of 2001. Net income for the first six months in 2002 was $9.5 million. This compares to a net loss of $3.3 million for the first six months of 2001. Basic and diluted earnings per share for the first six months of 2002 were $0.91 and $0.90 compared to a loss per share of $0.33 and $0.32 respectively for the first six months of 2001.

"Despite the economic downturn and the challenging market condition, and continued price pressure from the competitors, the Company is able to remain profitable. Besides stringent overhead control, material cost reduction achieved by shifting of vendors and seasonal product mix, the disposal of lower margin battery pack business also contributed to the favourable profit margin for this quarter", commented Mr. Tadao Murakami, Nam Tai's Chairman. "The Company is planning to further expand its business to China market, deploy more resources in R&D for new product and technological development, and continue to pursue merger and acquisition opportunities to help augment its internal growth. With our solid foundation, our management believes that the economic downturn provides the Company with many growth opportunities."

During the second quarter of 2002, the Company has successfully written back to cost of sales $2.0 million balance in provision for slow moving raw material. The write back was associated with the $4.7 million one-time inventory write-offs and provision for slow moving raw material which the Company made in the second quarter of 2001. The Company appreciated the strong support and co-operation from the respective customers, and finally the Company was successful to either utilize those items in production or obtain customers' compensation. Included in the Other (Loss) Income, the Company incurred a $2.5 million listing necessary administration professional charges as a result of the recent listing of its subsidiary, JIC, on the Hong Kong Stock Exchange. The summarized pro-forma financial results excluding these two items is presented below:

                   Summary of June 30, 2002 Financial Results
                          Excluding non-recurring items
                          (In Thousands of US Dollars)

--------------------------------------------------------------------------------
                          Three months ended                 Six months ended
                               June 30                            June 30
                        2002              2001            2002             2001
--------------------------------------------------------------------------------
Net sales              52,311           55,882          103,528          107,369
Gross profit            9,936            7,909           17,687           14,905
Operating income        5,000            2,428            8,134            3,290
Net income              5,891            2,895           10,066            4,456
--------------------------------------------------------------------------------

Nam Tai's recent investment in the TCL Corporation (formerly known as TCL Holding Corporation Limited") is already producing returns. TCL Corporation announced their profit after tax and reserve for the first quarter of 2002 was approximately $13.4 million, and declared a special dividend of $13.4 million. With the Company's 6% shareholding in TCL Corporation, it received about $0.8 million dividend income during the second quarter of 2002. There is no assurance that dividend of similar amount or at similar payout ratio will be made in the future.

In May, 2002, Huizhou TCL Mobile Communication Co., Ltd. ("TCL Mobile") (www.tclmobile.com) announced an increase in capital and the issuance of 10% of the increased capital to the management of TCL Mobile. As a result, the Company's 5% indirect shareholding in TCL Mobile (the Company holds 25% in Mate Fair Group Ltd. and Mate Fair Group Ltd. holds 20% in TCL Mobile) was diluted to 4.5% (Mate Fair Group Limited's shareholding in TCL Mobile reduced to 18%). Pursuant to the GAAP, with effect from June 2002, the Company ceased to adopt the equity accounting method.

On April 22, 2002, the Company announced that it would transfer its interest in BPC (Shenzhen) Co., Ltd. ("BPC") to Toshiba Corporation by April 30, 2002. As a result, revenue from the battery pack business is not included in the net sales from May, 2002 onward.

The Company continues to maintain a strong financial position with $14.4 million positive operating cash flow during the second quarter of 2002, and $5.22 of cash per share and $16.76 of net book value per share, based on 10,566,240 shares outstanding as of June 30, 2002. The Company as at June 30, 2002 had a cash to current liabilities ratio of 1.28, a current ratio of 2.73, a total assets to total liabilities ratio of 4.05, and approximately $55.2 million of cash on hand.

Supplementary Information for the Second Quarter of 2002

1.   Quarterly Sales Breakdown
     (In Thousands of US Dollars)

     ------------------------------------------------------------------------
     Quarter          2000      2001     2002    YoY (%)    YoY (%)     notes
     ------------------------------------------------------------------------
                                                          (Accumulated)
     ------------------------------------------------------------------------
     1st Quarter      44,592    51,487   51,217   (0.5%)      (0.5%)
     ------------------------------------------------------------------------
     2nd Quarter      50,540    55,882   52,311   (6.4%)      (3.6%)     (a)
     ------------------------------------------------------------------------
     3rd Quarter      57,249    59,551
     ------------------------------------------------------------------------
     4th Quarter      61,307    67,086
     ------------------------------------------------------------------------
     Total           213,688   234,006  103,528
     ------------------------------------------------------------------------

     Note (a):
     Sales of Battery Packs for May and June 2001 were US$1,181K & 1,648K respectively. Upon disposal of BPC on April 30, 2002, revenue from Battery Packs was no longer included in the total sales for the months of May and June 2002.

2.   Net Sales Breakdown by Product Segment

     ---------------------------------------------------------------------------
                                             2002                2001
     ---------------------------------------------------------------------------
     Segment                         2nd Quarter   YTD    2nd Quarter    YTD
                                          (%)      (%)         (%)        (%)
     ---------------------------------------------------------------------------
     Assembling:
     - LCD Consumer Products             36%       36%         34%       35%
     - Telecom. Components Assembly      46%       49%         49%       49%
     ---------------------------------------------------------------------------
     Parts & Components :
     - LCD Panels                        12%        9%         11%        9%
     - Transformers                       5%        5%          5%        6%
     ---------------------------------------------------------------------------
     Software Development Services        1%        1%          1%        1%
     ---------------------------------------------------------------------------
                                        100%      100%        100%      100%
     ---------------------------------------------------------------------------

     Assembling included finished goods and modules, together with Software Development Services collectively termed as Consumer Electronic Products ("CEP"), while parts and components including LCD panels and transformer termed ("LPT") for business segment classification.

3.   Production Capacity Utilization Rate
     The utilization rate for second quarter of 2002 was as follows:
         Assembling                                    55%
         Parts & Components                            80%
         Software development                         100%

4.   Average Selling Price (ASP)
     ASP for second quarter of 2002 was 13% lower than first quarter of 2002 and 6.5% lower than second quarter of 2001.

5.   Backlog
     The Company's definition of backlog is on-hand firm orders from customer as at the closing date of each quarter. The backlog for second quarter of 2002 was 16.6% higher than first quarter of 2002.

Second Quarter Results Analyst Conference Call

The Company will hold a conference call on Monday, July 29, 2002 at 10:00 a.m. Eastern Time for analysts to discuss the second quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to http://www.namtai.com/news/news.htm and clicking on the conference call link or over the phone by dialing (612)-332-0923 just prior to its start time. Callers will be asked to register with the conference call operator.

Warrant Expiry Date

In response to inquiries from shareholders, Nam Tai's management today confirmed that the Company has no intention to extend the expiry date of its Warrants. The Warrants are traded on the NASDAQ National Market under the ticker symbol NTAIW. Each Warrant is exercisable to purchase one Common Share of Nam Tai at a price of $20.40 per share at any time until November 24, 2002. The Warrants are redeemable by the Company at any time at $0.05 per Warrant if the average closing sale price of the Common Shares for 20 consecutive trading days within the 30-day period preceding the date the notice is given equals or exceed $25.50 per share. As at June 30, 2002, there were 3,053,659 warrants outstanding.

Dividends

The record date for the third quarter dividend of $0.12 per share is September 30, 2002 and the payment date is October 21, 2002.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array
(BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's website at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward looking statements. For example, the statement regarding plans to expand business to the China market is a forward looking statement that is subject to political and economic conditions in China. Other factors that might cause differences in this and other forward looking statements, include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 3 "Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001
(In Thousands of US Dollars except share data)

                                                              Unaudited               Unaudited
                                                          Three months ended      Six months ended
                                                                June 30                June 30
                                                            2002       2001        2002       2001
------------------------------------------------------- ---------- ----------   ---------- ----------
Net sales                                               $ 52,311   $ 55,882     $103,528   $107,369
Cost of sales                                             40,375     52,951       83,841     98,247
                                                        ---------- ----------   ---------- ----------

Gross profit                                              11,936      2,931       19,687      9,122

Costs and expenses
  Selling, general and administrative expenses             4,273      6,169        8,225     11,867
  Research and development expenses                          663        811        1,328      1,572
                                                        ---------- ----------   ---------- ----------
                                                           4,936      6,980        9,553     13,439

                                                        ---------- ----------   ---------- ----------
Income (loss) from operations                              7,000     (4,049)      10,134     (4,317)

Gain on disposal of land                                       -          -            -         18
Interest income                                              189        221          336        723
Other (loss) income - net                                 (2,341)      (525)      (2,316)        36
Equity in income of affiliated companies                     969        321        2,104        304
                                                        ---------- ----------   ---------- ----------

Income (loss) before income taxes and minority interest    5,817     (4,032)      10,258     (3,236)
Income taxes (expense) benefit                              (452)        17         (617)      (115)
                                                        ---------- ----------   ---------- ----------
Income (loss) before minority interest                     5,365     (4,015)       9,641     (3,351)
Minority interest                                            (57)         6         (158)        17
                                                        ---------- ----------   ---------- ----------
Net income (loss)                                       $  5,308   $ (4,009)    $  9,483   $ (3,334)
                                                        ========== ==========   ========== ==========

Net income (loss) per share
  Basic                                                 $   0.51   $  (0.39)    $   0.91   $  (0.33)
                                                        ========== ==========   ========== ==========
  Diluted                                               $   0.50   $  (0.39)    $   0.90   $  (0.32)
                                                        ========== ==========   ========== ==========

Weighted average number of shares (`000')
  Basic                                                   10,440     10,189       10,374     10,214
  Diluted                                                 10,704     10,270       10,590     10,343

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2002 AND DECEMBER 31, 2001
(In Thousands of US Dollars)

                                                          Unaudited    Audited
                                                           June 30   December 31
                                                             2002        2001
--------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                              $  55,154   $  58,676
   Marketable securities                                          -       9,505
   Accounts receivable, net                                  44,801      41,968
   Inventories                                               13,734      11,892
   Prepaid expenses and deposits                              2,196       2,377
   Income taxes recoverable                                   1,999       1,353
                                                          ----------------------
         Total current assets                               117,884     125,771

Investments in affiliated companies                           5,524       3,921

Long term investment                                         11,968           -

Property, plant and equipment, at cost                      116,896     105,536
Less: accumulated depreciation and amortization             (39,043)    (35,122)
                                                          ----------------------
                                                             77,853      70,414
Intangible assets - net                                      22,135      23,060
Other assets                                                  1,407       1,407
                                                          ----------------------
         Total assets                                     $ 236,771   $ 224,573
                                                          ======================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable                                          $     284   $   1,547
   Long term bank loan - current portion                      3,265       2,140
   Accounts payable and accrued expenses                     37,750      34,258
   Amount due to a related party                                  -       2,733
   Dividend payable                                           1,247       1,023
   Income taxes payable                                         582          88
                                                          ----------------------
         Total current liabilities                           43,128      41,789

Long-term bank loan - non-current portion                    15,165      12,860
Deferred income taxes                                           151         151
                                                          ----------------------
         Total liabilities                                   58,444      54,800

Minority interest                                             1,219         422

Shareholders' equity:
   Common shares                                                106         104
   Additional paid-in capital                               115,685     111,368
   Retained earnings                                         61,319      57,864
   Accumulated other comprehensive (loss) income (Note 1)        (2)         15
                                                          ----------------------
         Total shareholders' equity                         177,108     169,351

         Total liabilities and shareholders' equity       $ 236,771   $ 224,573
                                                          ======================


NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001
(In Thousands of US Dollars)

                                                             Unaudited            Unaudited
                                                        Three months ended    Six months ended
                                                              June 30              June 30
                                                          2002      2001        2002      2001
------------------------------------------------------ --------- --------- ---------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                      $  5,308  $ (4,009)  $  9,483  $  (3,334)
Adjustments  to reconcile  net income  (loss) to
net cash provided by ( used in) operating activities:
 Depreciation and amortization                            2,517     3,573      5,064      6,356
 Loss on disposal of property, plant and equipment           76        86        115         66
 Gain on disposal of intangible assets                      (60)        -        (60)         -
 Unrealised (gain) loss on marketable securities              -      (375)         -        437
 Gain on disposal of a subsidiary                           (17)        -        (17)         -
 Loss on partial disposal of subsidiaries                 1,172         -      1,172          -
 Equity in income of affiliated companies                  (937)     (321)    (2,072)      (304)
 less dividend received and amortisation of goodwill
 Loss on partial disposal of investment in affiliated       469         -        469          -
 company
 Minority interest                                           57        (6)       158        (17)
Changes in current assets and liabilities, net of
effects of acquisitions and disposals:
 Decrease in marketable securities                            -         -      9,505          -
 Decrease (increase) in accounts receivable                  84    (9,484)      (257)    (4,779)
 (Increase) decrease in inventories                      (3,436)    8,167     (2,159)     9,911
 Decrease (increase) in prepaid expenses and                207       494        167     (4,921)
 deposits
 Decrease (increase) in income taxes recoverable             80       (63)      (646)       919
 Decrease in notes payable                                 (512)     (208)    (1,263)    (1,494)
 Increase (decrease) in accounts payable and             12,113     2,455      3,000     (3,913)
 accrued expenses
 Repayment of capital leases                                  -         -          -        (65)
 (Decrease) increase in amount due to a related          (2,975)    1,534     (2,766)       (87)
 party
 Increase (decrease) in income taxes payable                237       (47)       494       (239)
                                                       --------- ---------  --------- -----------
         Total adjustments                                9,075     5,805     10,904      1,870
                                                       --------- ---------  --------- -----------
Net cash provided by (used in) operating activities    $ 14,383  $  1,796   $ 20,387  $  (1,464)
                                                       --------- ---------  --------- -----------

CASH FLOWS FROM INVESTING ACTIVITIES
 Acquisition of long term investment                   $    (11) $      -   $(11,968) $       -
 Purchase of property, plant and equipment               (2,667)  (18,626)   (13,430)   (23,601)
 Increase in investment of subsidiaries                       -         -          -        (85)
 Cash outflow on disposal of a subsidiary                (1,277)        -     (1,277)         -
 Proceeds from disposal of intangible assets                800         -        800          -
 Proceeds from disposal of property, plant and               10        35         15        279
 equipment
                                                       --------- ---------  --------- -----------
 Net cash used in investing activities                 $ (3,145) $(18,591)  $(25,860) $ (23,407)
                                                       --------- ---------  --------- -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Share buy-back program                              $      -  $   (600)  $ (3,528) $  (1,892)
   Dividends paid                                        (1,213)   (1,009)    (2,236)    (1,913)
   Repayment of bank loan                                  (535)        -     (1,070)         -
   Repayment of short term debt                               -         -          -        (24)
   Proceeds from shares issued on exercise of             3,522         -      4,311      1,231
   options and warrants
   Proceeds from bank loan                                4,500         -      4,500          -
                                                       --------- ---------  --------- -----------
Net cash provided by (used in) financing activities    $  6,274  $ (1,609)  $  1,977  $  (2,598)
                                                       --------- ---------  --------- -----------

Foreign currency translation adjustments                     14        (1)       (26)        (1)
                                                       --------- ---------  --------- -----------
Net increase (decrease) in cash and cash equivalents     17,526   (18,405)    (3,522)   (27,470)
                                                       --------- ---------  --------- -----------
Cash and cash equivalents at beginning of period         37,628    49,831     58,676     58,896
                                                       --------- ---------  --------- -----------
Cash and cash equivalents at end of period             $ 55,154  $ 31,426   $ 55,154  $  31,426
                                                       --------- ---------  --------- -----------

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001
(In Thousands of US Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income (loss) of the Company was $9,466 and ($3,117) for the six months ended June 30, 2002 and June 30, 2001, respectively.

2. Business segment information - The Company operates primarily in two segments, the consumer electronic product ("CEP") segment and the LCD panels and transformers ("LPT") segment.

                                         Unaudited            Unaudited
                                    Three months ended     Six months ended
                                          June 30              June 30
                                     2002        2001       2002        2001
--------------------------------- ----------- --------- ---------- -----------
Net SALES:
   - CEP                          $ 43,361    $ 46,902  $  89,202  $  90,006
   - LPT                             8,950       8,980     14,326     17,363
                                  ----------- --------- ---------- -----------

         Total net sales          $ 52,311    $ 55,882  $ 103,528  $ 107,369
                                  =========== ========= ========== ===========

Income (loss) from OPERATIONS:
   - CEP                          $  4,137    $ (4,338) $   8,206  $  (4,912)
   - LPT                             1,171         329      1,277      1,578
                                  ----------- --------- ---------- -----------

         Total net income         $  5,308    $ (4,009) $   9,483  $  (3,334)
                                  =========== ========= ========== ===========

                                                        Unaudited     Audited
                                                         June 30,     Dec. 31,
                                                           2002         2001
------------------------------------------------------- ---------- ------------
Identifiable assets by SEGMENT:
   - CEP                                                $ 185,754  $ 188,262
   - LPT                                                   51,017     36,311
                                                        ========== ===========
         Total assets                                   $ 236,771  $ 224,573
                                                        ========== ===========

3. A summary of the net sales, income (loss) from operations and identifiable assets by geographic areas is as follows:

                                           Unaudited             Unaudited
                                       Three months ended    Six months ended
                                            June 30               June 30
                                          2002     2001       2002      2001
-------------------------------------- --------- ---------  --------- ----------
Net sales from operations within:
   - Hong Kong:
     Unaffiliated customers            $ 48,482  $ 51,239   $  93,416 $  98,565
     Intersegment sales                     447         -         924         -

   - PRC, excluding Hong Kong:
     Affiliated customers                 2,753     3,400       7,849     6,728
     Unaffiliated customers               1,076     1,243       2,263     2,076
     Intersegment sales                  37,594    39,619      75,267    76,240

   - Intersegment eliminations          (38,041)  (39,619)    (76,191   (76,240)
                                       --------  ---------  --------- ----------

         Total net sales               $ 52,311  $ 55,882   $ 103,528 $ 107,369
                                       ========  =========  ========= ==========

Income (loss) from operations within:
   - PRC, excluding Hong Kong          $  7,186  $ (2,644)  $   9,421 $  (2,909)
   - Hong Kong                           (1,878)   (1,365)         62      (425)
                                       --------  ---------  --------- ----------

         Total net income              $  5,308  $ (4,009)  $   9,483 $  (3,334)
                                       ========  =========  ========= ==========

                                                           Unaudited   Audited
                                                            June 30,   Dec. 31,
                                                              2002       2001
---------------------------------------------------------- --------- -----------
Identifiable assets by geographic area:
   - PRC, excluding Hong Kong                              $ 104,649 $  60,866
   - Hong Kong                                               132,122   163,707
                                                           ========= ===========
         Total assets                                      $ 236,771 $ 224,573
                                                           ========= ===========

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD ENDED JUNE 30, 2002
(In Thousands of US Dollars except share data)

                                                                                  Accumulated
                                                                                        Other
                                         Common   Common  Additional            Comprehensive         Total
                                         Shares   Shares     Paid-in   Retained        Income  Shareholders'
                                    Outstanding   Amount     Capital   Earnings        (Loss)        Equity
                                     ----------  -------  ---------- ---------- ------------- -------------

Balance at December 31, 2001         10,401,940  $  104    $ 111,368  $  57,864  $         15     $ 169,351

Share buy-back program                 (197,600)     (2)                 (3,526)                     (3,528)

Share issued on exercise of options     360,400       4        4,277                                  4,281

Share issued on exercise of warrants      1,500                   30                                     30

Issue of advisors' options                                        10                                     10

Comprehensive income:
     Net income                                                           9,483                       9,483

     Foreign currency translation                                                         (17)          (17)

Dividends                                                                (2,502)                     (2,502)

                                     ----------  -------   ---------- ---------- ------------- -------------

Balance at June 30, 2002             10,566,240  $  106    $ 115,685  $  61,319  $         (2) $    177,108

                                     ==========  =======   ========== ========== ============= ============

Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General

The Company derives its revenues principally from the design and manufacturing services to original equipment manufacturers (OEMs) of consumer electronic products ("CEP segment") and LCD panels and transformers ("LPT segment"). Products manufactured in the CEP segment by Nam Tai include finished consumer electronic products such a telecommunication products, palm-sized PC's, personal digital assistants, electronic dictionaries, and calculators as well as telecommunication components assembly. Products manufactured in the LPT segment including transformers and LCD panels used in the manufacture of cellular phones, personal digital assistants, watches, and various electronic home appliances. The Company carries out all of its manufacturing operations in southern China.

Six Months Ended June 30, 2002 Compared to the Six Months Ended June 30, 2001

The Company's net sales for the six months ended June 30, 2002 were $103,528,000 a decrease of 4% compared to $107,369,000 in the corresponding period in 2001. On April 22, 2002, the Company announced that it would transfer its 86.7% interest in BPC (Shenzhen) Co., Ltd. ("BPC") to Toshiba Corporation by April 30, 2002. As a result, revenue from the battery pack business is not included in the net sales from May 2002 onward and this is the primary reason for the decrease in the Company's sales during the six months ended June 30, 2002 as compared with the same period in 2001.

Management believes sales in the CEP segment, including calculators, personal organizers, and electronic dictionaries, to its OEM customers will continue to be an important line of business; however, telecommunication products and component assembly, particularly LCD modules and display panels, along with new products such as digital camera will continue to be an increasing proportion of total revenue in the future. Sales of products in each of Nam Tai's product segments as a percentage of total sales were essentially the same in 2002 as compared to 2001. Such sales were as follows:

     ------------------------------------------------------------------
                                              Six months ended June 30,
     -------------------------------------------------   --------------
     Segment                                     2002             2001
     -------------------------------------------------   --------------
     Assembling:
     LCD consumer products                        36%              35%
     Telecom components assembly                  49%              49%
     -------------------------------------------------   --------------
     Parts and components:
     LCD panels                                    9%               9%
     Transformers                                  5%               6%
     -------------------------------------------------   --------------
     Software development services                 1%               1%
     -------------------------------------------------   --------------
                                                 100%             100%
     -------------------------------------------------   --------------

Assembling   included  finished  goods  and  modules,   together  with  software
development services collectively termed as Consumer Electronic Products ("CEP"), while parts and components including LCD panels and transformer are termed ("LPT") for product segment classifications.

The gross profit for the six months ended June 30, 2002 was $19,687,000 (19% gross margin), compared with $9,122,000 (8.5% gross margin) in the same period in 2001. The increase in the gross margin is primarily the result of the write back of $2.0 million in provisions for slow moving raw materials in the first six months of 2002 compared to $5.5 million in inventory write-offs and provisions for slow moving raw materials and $0.3 million for severance payment in the first six months of 2001. Adjusted for these items gross profit for the six months ended June 30, 2002 was $17,687,000 (17.1% gross margin) compared with $14,905,000 (13.9% gross margin) in the prior year period. Improvements in gross margin have also been achieved by applying tighter controls over overhead costs, seeking and obtaining lower material costs through new suppliers and vendors, and a shift in the product mix, including the elimination of the lower margin battery pack business beginning on May 1, 2002.

Selling, general and administrative expenses for the six months ended June 30, 2002 were $8,225,000, or 8% of sales, compared to $11,867,000, or 11% of sales, in the same period of 2001, which included stock option compensation expense of $0.8 million and realignment charges of $0.7 million. Reductions in selling, general and administrative expenses were achieved though salary reductions and tighter controls of overhead cost. Research and development expenses for the six months ended June 30, 2002 were $1,328,000, or 1.3% of sales, compared to $1,572,000, or 1.5% of sales, in the same period of 2001.

Operating income for the six months ended June 30, 2002 was a positive $10,134,000 compared to a loss of $4,317,000 for the six months ended June 30, 2001. Net income for the six months ended June 30, 2002 was $9,483,000. This compares to a loss of $3,334,000 in the prior year period. Basic and diluted earnings per share for the first six months of 2002 were $0.91 and $0.90, respectively, compared to losses per share of $0.33 and $0.32, respectively, for the first six months of 2001.

Liquidity and Capital Resources

Traditionally, the Company has relied primarily upon internally generated funds and trade finance facilities to finance its operations and expansion.

As of June 30, 2002 the Company had $55,154,000 in cash and cash equivalents, consisting of cash and short-term deposits, compared to $31,426,000 at June 30, 2001. As of June 30, 2002 the Company had a working capital of $74,756,000 compared to $66,417,000 at June 30, 2001.

At June 30, 2002, the Company had in place general banking facilities with four financial institutions aggregating $92.1 million. Such facilities, which are subject to annual review, permit the Company to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees and working capital, as well as fixed loans. As at June 30, 2002 the Company had utilized approximately $19.5 million under such general credit facilities and had available unused credit facilities of $72.6 million.

As at June 30, 2002 there was $18.4 million in long-term debt, including a current portion of $3.3 million, compared to long-term debt of $15.0 million, including a current portion of $2.1 million, at December 31, 2001. The Company had no off balance sheet financing arrangements at either June 30, 2002 or December 31, 2001.

Cash provided by operating activities was $20.4 million for the first six months of 2002 compared to cash used of $1.9 million during the same period in 2001. Cash provided by operating activities in the first six months of 2002 was primarily due to positive operating income and the sale of marketable securities. Cash used in operating activities for the first six months of 2001 was primarily the result of an operating loss being offset by a decrease in inventory.

Accounts receivable, net of allowance for doubtful accounts was $44.8 million and $42.0 million at June 30, 2002 and December 31, 2001, respectively. The increase in accounts receivable was attributable to changes in product mix and timing of customer payments.

Inventories increased 15.5% to $13.7 million at June 30, 2002 from $11.9 million at December 31, 2001. The increase in inventories was primarily the result of seasonality within the Company's business. Inventory at year end is reduced in anticipation of the closing of the Company's factories in China for two weeks for the Chinese New Year holidays and the general reduction in sales following the holiday season.

Cash used in investing activities was $25.9 million and $23.4 million for the first six months of 2002 and fiscal 2001, respectively. Cash used in investing activities for the first six months of 2002 was primarily related to net capital expenditures of $13.4 million to purchase equipment and for continued expansion of manufacturing facilities and payment of $12 million for its 6% equity investment in TCL Holdings Corporation Ltd. Cash used in investing activities for the first six months of 2001 consisted primarily of net capital expenditures of $23.3 million to purchase equipment and for continued expansion of manufacturing facilities.

Cash used in financing activities was $8.8 million and $1.2 million for the first six months of 2002 and 2001, respectively. Cash provided by financing activities was $6.8 million and $3.8 million for the first six months of 2002 and 2001, respectively. Cash provided by financing activities for the first six months of 2002 primarily resulted from net proceeds of $4.3 million received from the exercise of options and warrants and $4.5 million received from a 4 year variable rate term loan offset by the payment of $3.5 million for the repurchase of the Company's shares pursuant to its share repurchase program and $2.2 million paid to shareholders as dividends. Cash used in financing activities for the first six months of 2001 primarily resulted from by the payment of $1.9 million for the repurchase of the Company's shares pursuant to its share repurchase program and another $1.9 million paid to shareholders as dividends offset by net proceeds of $1.2 million received from the exercise of options and warrants.

There were no material changes during the six months ended June 30, 2002 to the Company's exposure to market risk for changes in interest rates and foreign currency exchange rates.

The Company's working capital requirements and capital expenditures could increase in order to support future expansions of its operations. It is possible that future acquisitions or investments may be significant and may require the payment of cash. Future liquidity needs will also depend on fluctuations in levels of inventory, the timing of expenditures by the Company on new equipment and for factory expansion and levels of shipments and changes in volumes of customer orders. The Company believes that cash on hand and internally generated funds, in addition to banking facilities, are sufficient to fund working capital requirements for at least the next 12 months. However, the Company may choose to obtain additional debt or equity financing if it believes it appropriate.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
                   To Release Q2/02 Results on July 29, 2002


VANCOUVER, CANADA, July 8, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced it will release its unaudited second quarter results for the period ended June 30, 2002 before the market opens on Monday, July 29, 2002.

The Company will hold a conference call on Monday, July 29, 2002 @ 10:00 a.m. Eastern Time for analysts to discuss the second quarter results with management. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, July 26, 2002.

Shareholders,  media, and interested investors are invited to listen to the live
conference   call  by   dialing   (612)   332-0923   or  on  the   internet   at
http://www.namtai.com/news/news.htm.

Dividends

On July 21, 2002 the Company will pay its second quarter dividend of $0.12 per share to shareholders of record at the close of business on June 30, 2002. The record date for the third quarter dividend of $0.12 per share is September 30, 2002 and the payment date is October 21, 2002.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology
(SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
                      Annual Shareholders' Meeting Results


VANCOUVER, CANADA June 20, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the"Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) held its annual meeting of shareholders in Los Angeles on June 14 where shareholders approved the election of the nominated slate of directors. In addition, shareholders approved the appointments of Joseph Li as Chief Executive Officer and President and Ming Kown Koo as Chief Financial Officer.

The firm of HLB Hodgson Impey Cheng received almost unanimous (99.8%) shareholder support for their appointment as independent accountants of the Company for the year ending December 31, 2002. Ranked as the 13th largest international accounting firm, HLB Hodgson Impey Cheng was formed in 1983 but can trace its origins back 50 years in Hong Kong and 200 years in the United Kingdom. They have a client base drawn from across all sectors of the business community. Global and regional resources are available through the firm's membership in HLB International whose client base includes publicly listed companies on the world's leading stock exchanges including the New York Stock Exchange and the NASDAQ. For more information see their web site www.hlbi.com.

"I am encouraged by the success of the annual shareholders' meeting and the strong shareholder support received on each proposal voted at the meeting", commented Mr. Murakami, Nam Tai's Chairman. "The overwhelming 99.8% shareholder support for HLB Hodgson Impey Cheng to be appointed as independent accountants for year 2002 is particularly encouraging. We are looking forward to HLB Hodgson Impey Cheng providing excellent service for Nam Tai and its shareholders."

Second Quarter Dividend

Nam Tai will pay its second quarter dividend of $0.12 per share on or before July 21, 2002 to shareholders of record at the close of business on June 30, 2002.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology
(SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
                  JIC Tech Listing on Hong Kong Stock Exchange


VANCOUVER, CANADA June 3, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that the listing of its subsidiary JIC on the Hong Kong Stock Exchange ("HKSE") and trading of shares will commence on June 4, 2002, subject to final approval by the HKSE.

On January 14, 2002 Nam Tai entered into a restructuring agreement with the joint liquidators of Albatronics (Far East) Company Limited (in liquidation) ("Albatronics"). Albatronics, a 50% owned subsidiary of Nam Tai, was placed into voluntary liquidation in August 1999. Under the restructuring agreement Nam Tai will inject its wholly-owned subsidiary JIC into J.I.C. Technology Company Limited ("JIC Tech") for 92.9% ownership in JIC Tech on a fully diluted basis after conversion of preference shares. Albatronics' listing status on the Hong Kong Stock Exchange will be withdrawn and JIC Tech will be listed on the Hong Kong Stock Exchange by way of introduction and free from the liabilities of Albatronics.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the statement regarding the listing of its subsidiary JIC on the Hong Kong Stock Exchange is a forward looking statement that is subject to the Hong Kong Stock Exchange granting the listing of and permission to deal in the shares of JIC Tech. Other factors that might cause differences in this and the other forward looking statements, include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 3 "Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on film (COF), chip on glass (COG), surface mount technology (SMT), ball grid array
(BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.




The Registrant hereby incorporates this Report on Form 6-K into its Registration Statements on Form F-3 (Registration Nos. 333-36135 and 333-58468).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.




                              For and on behalf of
                            Nam Tai Electronics, Inc.



                                /s/ MING KOWN KOO
                             -----------------------
                                 MING KOWN KOO
                            CHIEF FINANCIAL OFFICER


Date:  August 7, 2002